

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 AUG ... 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

20th August 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America





03029527

Fax No. 1-202-942-9624 / 9638
No. of Pages : 11

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 14th August 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

dlw 8/27

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JG/nor/ADR

File No. 82-4968


Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 14-08-2003 05:32:46 PM
Submitted by S DARBY on 14-08-2003 06:24:42 PM
Reference No SD-030814-4FE30

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 832,100 shares
Disposal of 276,400 shares)

MIDF Aberdeen Asset Management Sdn Bhd
(Acquisition of 1,000,000 shares)

PHEIM Asset Management Sdn Bhd
(Acquisition of 50,000 shares)

Rashid Hussain Asset Management Sdn Bhd
(Disposal of 780,000 shares)

Nomura Asset Management Singapore Limited
(Disposal of 50,000 shares)

Commerce Asset Fund Manager Sdn Bhd
(Acquisition of 328,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06-05-2003	* 176,400	
Disposed	07-05-2003	100,000	
Acquired	07-05-2003	1,000,000	

File No. 82-4968

Acquired	**07-05-2003**	**50,000**
Disposed	**07-05-2003**	**780,000**
Disposed	**13-05-2003**	**50,000**
Acquired	**19-05-2003**	**9,500**
Acquired	**20-05-2003**	**48,900**
Acquired	**21-05-2003**	**269,600**
Acquired	**23-05-2003**	**82,100**
Acquired	**27-05-2003**	**600,000**
Acquired	**28-05-2003**	**150,000**

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**
  Direct (units) : **348,978,005**
  Direct (%) : **15**
  Indirect/deemed interest (units) :
  Indirect/deemed interest (%) :
* **Total no of securities after change** : **348,978,005**

* Date of notice : **29-05-2003**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 7th, 13th, 19th, 21st, 23rd, 27th and 29th May 2003.

However, there were discrepancies in the figures reported by EPF and the matter was only resolved on 31st July 2003.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14-08-2003 06:24:43 PM
Reference No SD-030814-63867

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Employees Provident Fund Board
Tingkay 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **30-05-2003**	* **594,000**	
Acquired	**02-06-2003**	**850,000**	
Acquired	**03-06-2003**	**177,900**	
Acquired	**04-06-2003**	**85,500**	
Acquired	**06-06-2003**	**550,000**	
Acquired	**10-06-2003**	**250,000**	
Acquired	**11-06-2003**	**350,000**	
Acquired	**12-06-2003**	**155,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**
* Nature of interest : **Direct**
Direct (units) : **351,990,405**
Direct (%) : **15.13**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **351,990,405**

File No. 82-4968



* Date of notice : **12-06-2003**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 2nd, 4th, 6th, 10th and 12th June 2003.

However, there were discrepancies in the figures reported by EPF and the matter was only resolved on 31st July 2003.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14-08-2003 06:24:44 PM
Reference No SD-030814-633FE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkay 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 2,368,300 shares
Disposal of 100,000 shares)

Rashid Hussain Asset Management Sdn Bhd
(Acquisition of 337,000 shares)

Amanah SSCM Asset Management Sdn Bhd
(Acquisition of 257,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 13-06-2003	* 550,000	
Acquired	13-06-2003	200,000	
Acquired	16-06-2003	660,000	
Acquired	16-06-2003	257,000	
Acquired	16-06-2003	100,000	
Acquired	17-06-2003	390,500	
Acquired	17-06-2003	37,000	
Acquired	18-06-2003	150,000	
Acquired	19-06-2003	510,000	
Acquired	20-06-2003	7,800	
Acquired	26-06-2003	100,000	
Disposed	30-06-2003	100,000	

File No. 82-4968

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**354,852,705**
Direct (%)	:	**15.25**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**354,852,705**
* Date of notice	:	**30-06-2003**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 16th, 18th, 20th, 26th and 30th June 2003.

However, there were discrepancies in the figures reported by EPF and the matter was only resolved on 31st July 2003.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14-08-2003 06:24:45 PM
Reference No SD-030814-6B3A0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkay 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 982,400 shares
Disposal of 520,000 shares)

Alliance Merchant Bank Berhad
(Acquisition of 624,000 shares)

Nomura Asset Management Singapore Limited
(Disposal of 180,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 03-07-2003	* 200,000	
Acquired	03-07-2003	624,000	
Disposed	07-07-2003	220,000	
Disposed	08-07-2003	100,000	
Disposed	11-07-2003	50,000	
Acquired	18-07-2003	1,400	
Acquired	21-07-2003	181,000	
Disposed	21-07-2003	100,000	
Acquired	22-07-2003	300,000	
Acquired	24-07-2003	500,000	
Disposed	24-07-2003	30,000	

File No. 82-4968



* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**355,759,105**
Direct (%)	:	**15.28**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**355,759,105**
* Date of notice	:	**24-07-2003**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 4th, 8th, 14th, 22nd and 24th July 2003.

However, there were discrepancies in the figures reported by EPF and the matter was only resolved on 31st July 2003.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14-08-2003 06:24:46 PM
Reference No SD-030814-71B4C

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Sime Darby Berhad**
*	Stock name	:	**SIME**
*	Stock code	:	**4197**
*	Contact person	:	**Nancy Yeoh Poh Yew**
*	Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

*	Name	:	**Employees Provident Fund Board**
*	Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	:	**EPF ACT 1991**
*	Nationality/country of incorporation	:	**Malaysia**
*	Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:	

Employees Provident Fund Board
Tingkay 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **25-07-2003**	* **76,800**	
Acquired	**28-07-2003**	**150,000**	
Acquired	**29-07-2003**	**150,000**	
Acquired	**30-07-2003**	**400,000**	

*	Circumstances by reason of which change has occurred	:	**Purchase of shares by the Board**
*	Nature of interest	:	**Direct**
	Direct (units)	:	**356,535,905**
	Direct (%)	:	**15.33**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**356,535,905**

File No. 82-4968



* Date of notice : **30-07-2003**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 28th and 30th July 2003.

However, there were discrepancies in the figures reported by EPF and the matter was only resolved on 31st July 2003.